KENSINGTON CAPITAL CORP.

For the Year Ended December 31, 2015

Computation of Net Capital Under Rule 15c3-1
of the Securities and exchange Commission

Computation of Net Capital Members' Equity	$	301,428
Deductions – Non – Allowable Assets		(36,830)
Deductions – Other Charges		(159)
Haircuts on Securities		(10,603)
Net Capital, as defined		253,837
Minimum net capital required		100,000
Net Capital in excess of minimum requirement	$	153,837
Excess net capital at 1000%	$	132,517

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$	61,592

Ratio of aggregate indebtedness to net capital

Total Aggregate indebtedness	$	61,592	= 24.26%
Net Capital	$	253,837	

The ration of aggregate indebtedness to net capital is .2426 to 1
  To 1 compared to the maximum allowable ration of 15 to 1.

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

KENSINGTON CAPITAL CORP.

For the Year Ended December 31, 2015

Information Relating to the Posession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$	253,837
Net Capital, as computed	$	253,837
Aggregate indebtedness, per focus report	$	61,592
Aggregate indebtedness, as computed	$	61,592

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).